Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 24, 2023

TO THE PROSPECTUS DATED APRIL 24, 2023

We are providing this Supplement No. 9 to you in order to supplement our prospectus dated April 24, 2023 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following:

•	the adjusted per share public offering price for each class of our shares;
•	information about our distributions;
•	the Company’s net asset value for the month ended September 30, 2023;
•	certain return information for all outstanding classes of shares; and
•	an update to Our Portfolio section.

Public Offering Price Adjustment

On October 23, 2023, the board of directors (the “Board”) approved the new per share public offering price for each share class in this offering. The new public offering prices will be effective as of October 30, 2023 and will be used for the Company’s next monthly closing for subscriptions on October 31, 2023. As of the date of this supplement, all references throughout the Prospectus to the per share public offering price for each share class available in this offering are hereby updated to reflect the new per share public offering prices stated in the table below. The purchase price for Class A, Class T, Class D, and Class I shares purchased under our distribution reinvestment plan will be equal to the net asset value per share for each share class as of September 30, 2023. The following table provides the new public offering prices and applicable upfront selling commissions and dealer manager fees for each share class available in this offering:

	Class A	Class T	Class D	Class I
Public Offering Price, Per Share	$36.21	$34.83	$32.86	$33.60
Selling Commissions, Per Share	$2.17	$1.04
Dealer Manager Fees, Per Share	$0.91	$0.61

We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650.

Declaration of Distributions

The following table supplements the section entitled “Distribution Policy” which begins on page 51 of this Prospectus. On October 23, 2023, the Board declared cash distributions on the outstanding shares of all classes of our common shares based on a monthly record date, as set forth below:

Distribution Record Date	Distribution Payment Date	Declared Distribution Per Share for Each Share Class
		Class FA	Class A	Class T	Class D	Class I	Class S
November 27, 2023	November 28, 2023	$0.104167	$0.104167	$0.083333	$0.093750	$0.104167	$0.104167

Determination of Net Asset Value for Outstanding Shares for the month ended September 30, 2023

On October 23, 2023, the Board determined the Company’s net asset value per share for each share class in a manner consistent with the Company’s valuation policy, as described under “Determination of Net Asset Value” in this Prospectus. This table provides the Company’s aggregate net asset value and net asset value per share for its Class FA, Class A, Class T, Class D, Class I, and Class S shares as of September 30, 2023 (in thousands, except per share data):

Month Ended September 30, 2023	Class FA	Class A	Class T	Class D	Class I	Class S	Total
Net Asset Value	$151,426	$148,708	$86,091	$81,512	$389,435	$64,108	$921,280
Number of Outstanding Shares	4,202	4,489	2,594	2,481	11,590	1,751	27,107
Net Asset Value, Per Share	$36.03	$33.13	$33.18	$32.86	$33.60	$36.62
Net Asset Value, Per Share Prior Month	$35.95	$33.16	$33.15	$32.81	$33.61	$36.53
Increase/Decrease in Net Asset Value, Per Share from Prior Month	$0.08	($0.03)	$0.03	$0.05	($0.01)	$0.09

The change in the Company’s net asset value per share for each applicable share class for the month ended September 30, 2023 was primarily driven by the increases in the fair value of six out of twelve of the Company’s portfolio company investments. The fair value of five of the Company’s portfolio company investments decreased during the same period. The fair value of one of the Company’s portfolio company investments did not change. As of September 30, 2023, the Company had total assets of approximately $948.8 million.

Return Information

The following table illustrates year-to-date (“YTD”), trailing 12 months (“1-Year Return”), 3-Year Return, 5-Year Return, Average Annual Return (“AAR”) Since Inception, and cumulative total returns through September 30, 2023 (“Cumulative Total Return”), with and without upfront sales load, as applicable:

	YTD Return(1)	1-Year Return(2)	3-Year Return(3)	5-Year Return(4)	AAR Since Inception(5)	Cumulative Total Return(5)	Cumulative Return Period
Class FA (no sales load)	5.8%	9.0%	38.2%	66.4%	14.2%	80.1%	February 7, 2018 – September 30, 2023
Class FA (with sales load)	-1.1%	1.9%	29.2%	55.6%	12.1%	68.4%	February 7, 2018 – September 30, 2023
Class A (no sales load)	5.1%	7.8%	33.9%	56.2%	12.4%	68.1%	April 10, 2018 – September 30, 2023
Class A (with sales load)	-3.9%	-1.3%	22.5%	42.9%	9.8%	53.8%	April 10, 2018 – September 30, 2023
Class I	5.1%	7.9%	34.3%	57.7%	12.8%	69.9%	April 10, 2018 – September 30, 2023
Class T (no sales load)	4.6%	7.2%	31.1%	49.4%	11.0%	58.7%	May 25, 2018 – September 30, 2023
Class T (with sales load)	-0.4%	2.1%	24.9%	42.3%	9.6%	51.1%	May 25, 2018 – September 30, 2023
Class D	5.0%	7.7%	33.7%	52.5%	11.4%	60.0%	June 26, 2018 – September 30, 2023
Class S (no sales load)	6.2%	9.4%	41.0%	N/A	14.9%	52.1%	March 31, 2020 – September 30, 2023
Class S (with sales load)	2.5%	5.6%	36.0%	N/A	13.4%	46.7%	March 31, 2020 – September 30, 2023

(1) For the period from January 1, 2023 through September 30, 2023.

(2) For the period from October 1, 2022 through September 30, 2023.

(3) For the period from October 1, 2020 through September 30, 2023.

(4) For the period from October 1, 2018 through September 30, 2023.

(5) For the period from the date the first share was issued for each respective share class through September 30, 2023. The AAR Since Inception is calculated by taking the Cumulative Total Return and dividing it by the return period.

Total return is calculated for each share class as the change in the net asset value for such share class during the period and assuming all distributions are reinvested. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. For details regarding applicable sales load, please see the “Plan of Distribution” section in the Company’s Prospectus. Class I and Class D shares have no upfront sales load.

For the nine month period ended September 30, 2023, sources of declared distributions on a GAAP basis were as follows:

	Nine Months Ended September 30, 2023
	Amount (in 000s)	% of Total Distributions Declared
Net investment income[1]	$17,278	79.8%
Distributions in excess of net investment income[2]	4,383	20.2%
Total distributions declared	$21,661	100.0%

Cash distributions net of distributions reinvested during the period presented were funded from the following sources:

	Nine Months Ended September 30, 2023
	Amount (in 000s)	% of Cash Distributions Net of Distributions Reinvested
Net investment income before expense support (reimbursement)	$17,922	141.2%
Expense support (reimbursement)	(644)	(5.1)%
Net investment income	$17,278	136.1%
Cash distributions net of distributions reinvested[3]	$12,694	100.0%

1 There was no expense support due from the Manager and Sub-Manager for the nine months ended September 30, 2023.

2 Consists of distributions made from offering proceeds for the period presented.

3 For the nine months ended September 30, 2023, excludes $8,967 of distributions reinvested pursuant to our distribution reinvestment plan.

For the years ended December 31, 2022, 2021, 2020, 2019, and 2018 distributions were paid from multiple sources and these sources included net investment income before expense support of 76.3%, 65.2%, 42.3%, 61.7% and 85.2%, reimbursable expense support of 0.0%, 0.0%, 33.2%, 23.5% and 11.1%, and offering proceeds of 23.7%, 34.8%, 24.5%, 14.8% and 3.7%, respectively. The Company will be required to repay expense support to the Manager and Sub-Manager in future periods which may reduce future income available for distributions, however as of the date of this supplement, management believes that reimbursement of all expense support is not probable under the terms of the Expense Support and Conditional Reimbursement Agreement. We have also posted this information on our website at www.cnlstrategiccapital.com. A subscriber may also obtain this information by calling us by telephone at (866) 650-0650. The calculation of the Company’s net asset value is a calculation of fair value of the Company’s assets less the Company’s outstanding liabilities.

Our Portfolio

The following disclosure adds a new sub-section entitled “Sill Public Adjusters” under the section “Our Portfolio” which appears on page 97 of the Prospectus.

Sill Public Adjusters

Overview. On October 20, 2023, we, through our wholly-owned subsidiary, Sill Strategic Capital EquityCo, LLC acquired an approximately 99.1% indirect equity ownership interest in WCG Sill Adjusting LLC, an Ohio limited liability company (“Sill”). Our total investment of approximately $74.4 million in Sill is comprised of an indirect common equity interest investment of approximately $58.5 million and a concurrent senior secured debt investment of approximately $15.9 million made through our wholly-owned subsidiary, Sill Strategic Capital DebtCo, LLC. Following the closing of the transaction, in addition to our ownership, certain members of the current Sill executive management team will participate in the equity and debt ownership with us.

Company Overview. Founded in 1928, and headquartered in Cleveland, Ohio. Sill is among the leading specialty insurance consulting firms exclusively representing business and property owners in connection with their property insurance claims.

Investment Highlights. As a leading specialty insurance consulting firm for nearly 100 years, Sill focuses on providing expert claim preparation, management, and resolution services across North America and the Caribbean. Through its wide range of services (including end-to-end property loss adjusting, forensic accounting, and business interruption analysis), Sill seeks to deliver expert representation and support for claims stemming from fire, catastrophic, and other related events. Historically, only a small fraction of all insurance claims utilizes a licensed public adjuster despite evidence that use of a public adjuster typically results in increased settlements from insurance carriers for policyholders. Consistent with this outlook, we believe that Sill has a continued opportunity to grow through both market size increases and market share gains.

Sill features one of the largest and most experienced teams in the public adjusting industry. Currently, Sill’s business is focused on addressing the perils of everyday fire incidents and has potential for outsized performance from the increasing frequency and severity of insurance claim-triggering events. Consequently, Sill revenue has grown at an approximately 7.9% compound annual growth rate from the year ended December 31, 2009 to year ended December 31, 2022.

Growth Opportunities. We believe the following are key growth opportunities for Sill: (i) accelerate marketing and business development initiatives for national brand awareness, (ii) increased market penetration and use of public adjusters by policyholders, (iii) expand geographic footprint with new offices, (iv) broaden the suite of services provided, and (v) strategic acquisitions for consolidation within the fragmented industry.

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